UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One):
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2014

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITIONAL PERIOD FROM _________ TO _________

COMMISSION FILE NUMBER 001-14437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RTI INTERNATIONAL METALS, INC.
EMPLOYEE SAVINGS
AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RTI INTERNATIONAL METALS, INC.
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

RTI INTERNATIONAL METALS, INC.
EMPLOYEE SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Required Information/Index to Exhibits	1

Signatures	2

Consent of Independent Registered Public Accounting Firm	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule:

Form 5500 Schedule H, Line 4i Schedule of Assets (Held at End of Year)	15

REQUIRED INFORMATION

The financial statements of the RTI International Metals, Inc. Employee Savings and Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.

Index to Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 99.1
Report of Independent Registered Public Accounting Firm and the RTI International Metals, Inc. Employee Savings and Investment Plan Financial Statements as of December 31, 2014 and 2013 and for the year ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RTI INTERNATIONAL METALS, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN

By: RTI International Metals, Inc., its administrator
Date: June 29, 2015

By:	/s/ Michael G. McAuley
Michael G. McAuley, Senior Vice President and Chief Financial Officer

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